Kenneth R. Vennera, Esq. General Counsel Email: kvennera@arkadosgroup.com

February 12, 2014

Dietrich King, Branch Chief, Legal

United States Securities and Exchange Commission

Washington, D.C. 20549

RE:	Arkados Group, Inc.

Preliminary Information Statement on Schedule 14C

Filed February 6, 2014

File No. 000-27587

Dear Mr. King:

The following is in response to the comment letter dated February 12, 2014.

1.	We propose to include the following affirmative statement in the Definitive Information Statement, unless otherwise advised, in the “Description of Charter Amendment” section stating, “The increase in authorized shares is not in any way related to any plans or intentions on the part of the Company to enter into a merger, consolidation, acquisition or similar business transaction.”

2.	Approximately 36% of the vote obtained was from the persons listed on the beneficial ownership table. The remaining approximately 17% was obtained from six (6) stockholders who individually held less than 5% ownership but who have very close relationships to the Company at a strategic level. These stockholders provided their vote solely because of their close relationship with the Company, most of which, unless otherwise stated below, were aware of (and part of) the transactions that would necessitate the increase in authorized back in December, 2010 and had offered their cooperation so that the planning they had initiated (and as disclosed in filings at the time) could be completed. They had originally anticipated this requested charter amendment several months ago and had been requesting same so the Company could meet settlement obligations.

a.	Constellation Asset Advisors, Inc., the primary consultant who is presently (and has been for the last 4 months) assisting with developing the Company’s business plan and other strategic development, holding approximately 4.6% of the voting power;

b.	Cooper Barrons, Inc., a former strategic consultant to the Company, the principal of which was a former director of the Company who was directly involved in the transactions giving rise to the settlements reached in December, 2010 (through this year), and who remains in close contact with our CEO, holding approximately 3.8% of the voting power;

c.	Patra Holdings, an entity controlled by the former CEO of the Company, holding approximately 3% of the voting power and who remains in direct regular contact with management of the Company (our present CEO);

d.	Ruben Sklar, who was instrumental in putting together the asset acquisition by ST Microelectronics, had referred investors to the Company, holding approximately 2.5% and who is presently closely involved in helping to develop significant marketing opportunities for the Company’s services;

e.	Gennaro Vendome, one of the former directors of the Company, holding approximately 1.8% of the voting power who was directly involved in the transactions giving rise to the settlements reached in December, 2010 (through this year) and who remains in current contact with the Company’s management (CEO) especially as he provided assistance with the transition of the Company over the first six months of 2013; and

f.	Burton LaSalle, Inc., an entity controlled by the former senior employee stated in (d) above, holding 1.3% of the voting power.

Very truly yours,

/s/ Kenneth R. Vennera

Kenneth R. Vennera

211 Warren Street, Suite 320 ● Newark, New Jersey 07103